Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Launch of a new development phase of the Yucal

Placer Gas Field in Venezuela

Paris, July 9, 2012 - Total announces, together with its partners Repsol, Inepetrol and Otepi, having taken the final investment decision for a new development phase of the Yucal Placer gas field, operated by Ypergas*, and located in Guárico State, Venezuela.

The production capacity of this field, which came on stream in 2004, will be increased as soon as in 2012 and will ultimately reach a plateau at around 300 million cubic feet per day, which corresponds to three times the current production.

The sanction of this major expansion project follows the signature of an addendum to the gas sales and purchase agreement between Ypergas and PDVSA Gas. The project will significantly increase the gas resources available to supply the domestic Venezuelan market which is experiencing strong growth.

Yucal Placer’s gas characteristics - high-CO2 content, high-temperature - require specific technological expertise in sour gas and high-temperature deposits, which Total has developed and consolidated.

Total Exploration & Production in Venezuela

Total’s Venezuelan production averaged 54,000 barrels of oil equivalent per day in 2011.

Total has a 69.5% interest in the Yucal Placer Norte and Yucal Placer Sur licenses, held directly through its affiliate Total Oil & Gas Venezuela and indirectly via its interest in the operating company Ypergas.

Total is also present in extra-heavy oil of the Orinoco Belt with a 30.3% stake in Petrocedeño, a mixed company under Venezuelan law.

With this new project, Total confirms its commitment to expanding its operations in Venezuela and contributing, as a partner of PDVSA, to the country’s economic development.

*	operating company held by Total (37%) and its other partners in Yucal Placer licenses i.e. Repsol, Inepetrol and Otepi.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com